Room 4561

						September 13, 2005




Mr. Gregory B. Kalush
Chief Executive Officer
Interphase Corporation
Parkway Center I
2901 North Dallas Parkway
Suite 200
Plano, TX  75093

Re:	Interphase Corporation
	Form 10-K for the Fiscal Year Ended December 31, 2004
	Filed March 18, 2005
      Form 10-Q for the Fiscal Quarter Ended June 30, 2005
	Filed August 15, 2005
	File No. 000-13071

Dear Mr. Kalush:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the Fiscal Year Ended December 31, 2004

Note 1.  Summary of Significant Accounting Policies

Revenue Recognition, page F-10

1. Disclosure on page 7 indicates that you provide technical support to your customers. Describe the nature and material terms of your technical support offering, including whether it is included with the cost of your products and services or sold separately, whether it is renewable and your policy for recognizing revenue for this service.
Tell us what consideration you gave to including this information in your policy disclosures.

2. Tell us whether all software packages sold by you require modification or customization and whether all such arrangements are accounted for on a percentage of completion basis. If you sell software packages that do not require modification or customization tell us the authoritative literature you apply in accounting for the sale of these packages and your revenue recognition policy.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Item 4.  Controls and Procedures, page 18

3. We note your disclosure that your "management, under the supervision of the Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of the Company`s disclosure controls and procedures as of the end of the period covered by this quarterly report" and that
"the CEO and CFO concluded that the Company`s disclosure controls and procedures are effective." Clarify, if true, that your officers concluded that your disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. In addition, tell us whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. We refer you to Exchange Act Rule 13a-15(e). Tell us what consideration you gave to including this information in your disclosure under Item 4.

******

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. A detailed cover letter greatly facilitates our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact April Coleman, Staff Accountant, at (202)
551-
3458, Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 or me at (202) 551-3499 if you have questions regarding these comments.

Sincerely,



      Kathleen Collins
							Accounting Branch Chief
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Mr. Gregory B. Kalush
Interphase Corporation
September 13, 2005
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